Mail Stop 4-6


      February 11, 2005

Dr. Paul Petit
President/Chief Executive Officer
Naprodis, Inc.
13000 Danielson St.
Suite K
Poway, CA 92064

      RE:	Naprodis, Inc.
   Registration Statement on Form SB-2
   File No. 333-122009

Dear Dr. Petit:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any question you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you intend to conduct a concurrent primary and secondary offering at $.15 per share. Please advise how the offerings will be administered to ensure that once a trading market develops the company share price is not adversely affected by the downward sales pressure of selling shareholders.
2. Advise of the status of any blue sky registration.
3. We note from your website that Naprodis Inc. is the official distributor of Phybiosis brand products, but you have not disclosed the relationship in your business section. We also note that Paul Petit was previously employed by Phybiosis and Note 5 to your financial statements indicates that the company is controlled by a Naprodis officer. Please disclose this relationship in your prospectus and advise if Paul Petit controls Phybiosis. Please also supplementally advise as to any additional relationships among Paul and Alain Petit, Naprodis and Phybiosis.

Registration Statement Cover Page
4. Your registration statement cover page states the registration statement includes an indeterminate number of additional securities for issuance upon the exercise of options or warrants pursuant to Rule 416. However, we note disclosure throughout your document that indicates you have no option plans, outstanding options or warrants.
Please advise. See also comment 49.

Prospectus Front Cover
5. Please provide the information required by Item 501(a)(10) of Regulation S-B to the extent applicable.
6. Please include a statement disclosing the maximum number of shares to be offered (i.e., 2,150,000 shares - 1,000,000 to be offered by the company and 1, 150,000 shares to be offered by the selling shareholders.) See Item 501(a)(8)(i) of Regulation S-B.
7. Item 501(a)(5) of Regulation S-B requires you to highlight the cross reference to the risk factors section and page number by prominent type or in another manner. Highlight this cross-reference using, for example, bold-faced type.
8. Instead of characterizing this offering as a "best efforts offering," please consider rephrasing it as a direct public offering or a self-underwritten offering, since a "best efforts" offering generally signifies the presence of a broker-dealer in the selling efforts.

Summary, page 2
9. Please advise as to why you list shares outstanding as of January
31, 2005 in view of your filing date of January 12, 2005.
Risk Factors, page 3
10. Clarify in the first paragraph of this section that you discuss all "material" risks.
11. To aid investors in identifying a material risk please prominently separate risk factor headings from you discussion of the risk factor. For example, you could use bold or italic typeface for the headings.
12. We believe that the following revisions should be made in this section. However, do not limit your changes to only these; you should reconsider and revise all of the disclosure as appropriate, since many of your risk factor captions are too vague and generic or do not substantially describe the nature of the risk or harm to the potential shareholder. A caption is probably too generic if:
* It may be readily transferable to other offering documents;
* It describes circumstances that may apply equally to other businesses that are similarly situated;
*  It states facts without specifying a consequent risk; or
* It is speculative in nature.
Discussion of facts that do not create a material risk to the potential investor should be moved to the body of the prospectus. Please review Staff Legal Bulletin number 7, available online at www.sec.gov and revise the risk factors section appropriately. See, for example, the following risk factors that appear to be generic or appear to address matters that do not raise material or concrete risks:
* To continue operating we will eventually need to earn a profit...
* There is no assurance of future industry growth.
* Our business is subject to the risks associated with intense competition...
* The inability to obtain adequate supplies or raw materials...
* Nutritional supplement products are supported by only limited availability...
* Our manufacturing activity is subject to certain risks...
13. Consider disclosing risk factors that address the following, if appropriate:
* Your board of directors will have the authority, without shareholder action, to issue preferred stock.
*  Your dependence on two customers.
* Adverse effects related to the individual or aggregated holdings by
Paul and Alain Petit/S.A.R.L Naprodis.
* The limited experience of Paul Petit in accounting and/or finance.

* The applicability of the penny stock rules.

* The fact that as a section 15(d) filer you will be able to suspend your reporting obligations after the first year that this registration statement goes effective if you have less than 300 holders of record and what this means to potential investors.

* That you have a going concern report issued by your independent auditors.

* Your engagement in a direct public offering.
* The material risks if the proceeds in this offering are less than the maximum, including the risk if the proceeds are only nominal.
14. In your risk factor discussion regarding dependence on outside suppliers for raw materials, please identify these suppliers and discuss the nature of your relationship.

Use of Proceeds, page 9
15. For ease of reading, please consider presenting the table on a net proceeds basis. See Item 504 of Regulation S-B.
16. We note that three officers loaned Naprodis at least $12,000.
We
presume that this debt will not be discharged with the net proceeds.
Please confirm. Similarly, please confirm that no offering proceeds will be used to pay off receivables to Phybiosis or Naprodis
S.A.R.L.

Management`s Discussion and Analysis and Plan of Operation, page
11

17. We suggest you make the following changes:
* Please consider whether headings would assist readers in following the flow your md&a section. See SEC Release 33-8350.
* Please provide greater specificity as to the necessary milestones for each step of your business plan such as steps necessary to increase production capabilities, including the time periods and costs involved.
* Please consider substantially expanding your chart on page 11 to provide in narrative form, discussion that focuses on the material changes to the financial statement line items of Naprodis. See SEC Release No. 33-8350. For example, your chart on page 11 states salaries decreased because you hired new personnel. First, consider how salaries can decrease because of hiring of new personal. Second, describe from management`s perspective the factors that led to the increase/decrease in salary. Please also provide quantitative information about current and planned personnel expenditures and include projections on any material effect, if any, they may have on other line items, such as net revenues. If additional factors are included, quantify the amount of any material change that was contributed by each of the factors or events that you identify.
* In accordance with Rule 303(b)(iv) of Regulation S-B, you should discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the net sales, revenues or income from continuing operations. Therefore, you should provide a comprehensive discussion of events and uncertainties if applicable, that may lead to increased costs in raw materials, changes to the allocation of funds for development, marketing, and sales for each of your distribution channels; increasing costs necessary to expand your customer base and the resulting impact on liquidity and uses of proceeds in product development.
* Please disclose any material commitments for capital expenditures and the sources of funds for such expenditures. See Item 303(b)(1)(iii).
* Address the costs associated with Naprodis becoming a publicly reporting company and the sources of funds to be used to pay such costs.

Business, page 12
18. Please revise to include the information required by Item 101(b)(11) of Regulation S-B. We note your discussion on page seven of the risks associated with the extensive environmental
regulation
of your manufacturing process.
General, page 12
19. Please describe in greater detail the products listed on page
12
of your prospectus.
20. Please address your sales efforts in Canada and several foreign countries.

Manufacturing and Product Supply, page 13
21. Please expand on your discussion of your raw materials requirements and the names of your principal suppliers. See Item 101(b)(5) of Regulation S-B.
22. Please disclose and describe the unrelated third party that manufactures your products.
23. We note that 90% of gross product sales were derived from products you manufactured excepting raw materials. We also note from the chart above that at least 25% of gross sales were with
products
manufactured by others.   Please advise.
24. Please supplementally disclose the full name and address of "Airflow." Please also discuss any customizations of your nebulizer that would differentiate it from nebulizers sold by your competition or other nebulizers produced by Airflow.
25. Please describe in greater detail future growth plans into any additional or current distribution channels. Please also discuss the distribution channels in materially complete terms.
26. Please include the product customization procedures described on your website.

Competition, page 14
27. Please discuss in materially complete terms your relative position in the current market in which you operate, including quantitative and qualitative information on your relative position to the extent known.

Research and Development, page 16
28. Please disclose in greater detail the term "minimal."

Management, page 18
29. Supplementally, advise whether any company with whom Paul and Alain Petit are affiliated is conducting or proposes to conduct an offering of securities.
30. If applicable, please disclose any family relationships as required by Item 401(c) of Regulation S-B.
31. Note 5 to your financial statements describes notes owed to three officers. Your disclosure mentions only two officers. Please advise.
32. Please disclose what percentage of the time Paul and Alain Petit currently allocate to Naprodis.
33. Expand the titles of Paul Petit to indicate that he is also serving as principal financial officer and controller (or principal accounting officer). Indicate in biographical information whether Paul Petit has any accounting and/or finance background.

Executive Compensation, page 19
34. We note no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. Please confirm that none of your executives will be compensated in the future for past services.
35. Please consider including in your discussion of director compensation a description of Article III, Section 9 of your Bylaws.

Transaction with Related Parties and Recent Sales of Securities, page
20
36. Please confirm that other than Paul Petit, no person could be deemed a promoter. See Item 404(d) of Regulation S-B.
37. Please disclose in greater detail the services rendered by S.A.R.L Naprodis and Paul Petit described on page 20.

Principal Shareholders, page 20
38. Please supplementally disclose information on S.A.R.L Naprodis including major shareholders, full name, business, and reporting or filing status with any U.S. or foreign regulatory or self-regulatory organizations. Please advise as to any relationships among Alain and
Paul Petit, Naprodis and S.A.R.L.

Selling Shareholders, page 22
39. In your discussion on page 23 regarding filing a post-effective amendment to your registration statement if you engage a broker-dealer, please clarify that you also would have to file materials with the Corporate Finance Department of the NASD.

Description of Securities, page 24
40. We note your board of directors could, without shareholder action, issue preferred stock. Please disclose the effects of this provision in delaying, deferring or preventing a change in control.
See Item 202(a)(4) of Regulation S-B.

Available Information, page 25
41. Please conform your discussion of available information with the requirements of Item 101(c)(3) of Regulation S-B by including information on the SEC`s Public Reference Room.

Financial Statements for the Year Ended August 31, 2004

General
42. Update the financial statements pursuant to Rule 310(g) of Regulation S-B.
Report of Independent Registered Public Accounting Firm
43. Revise to include a signed report opinion in accordance with Rule
2-02(a) of Regulation S-X.
44. We note that Comiskey & Company PC is located in Denver, Colorado, and that your principal offices and operations are in Poway, California. Supplementally explain the circumstances that led you to retain this particular audit firm and whether or not they are licensed to practice in the state of California.

Statements of Operations, page F-3
45. Revise to separately identify purchases from related parties on the face of the statement of operations.
46. Currently, your statements of operations report all your expenses on a single line item "General and Administrative Expenses". To aid investor understanding, consider revising your statements of operations to provide greater detail as to the nature of the expenses incurred during each period. That is, consider adding captions for selling and marketing and for research and development expenses.
47. Since you propose to compensate Paul and Alain Petit with salaries significantly greater than what has been reflected in your historical results of operations, revise your financial statement presentation to present pro forma net loss and pro forma net loss per share for the most recent fiscal year and subsequent interim period to give effect to the proposed employment arrangements as if they were in effect for the periods presented. Provide a similar presentation in your summary on page 2.
Note 1 - Summary of Significant Accounting Policies, page F-6
48. Expand to include your accounting policies with respect to segments. We note that your products are sold "in the United States and Canada along with several foreign countries" (page 12) and that
51% of your 2004 revenue arose from sales to two customers (page
13).
Ensure that your disclosures comply with paragraphs 38 and 39 of SFAS
No. 131.
49. We note your policy related to Stock-Based Compensation despite the absence of any plans to which this policy would apply. Revise to clearly state that no stock option plans exist and that no stock options are currently outstanding.
Revenue Recognition, page F-6
50. Your revenue recognition policy is too general in nature. Revise to clarify that your revenue recognition accounting policies comply with SAB 104. Ensure your revised policy addresses all of the four general criteria identified in SAB 104. In addition, describe the nature of the services disclosed in this note and disclose how service revenues are recognized and earned.
51. Tell us and disclose the payment terms you offer and tell us what you believe your normal and customary payment terms are. In this regard, tell us why your accounts receivable balance is significant in comparison to total assets and gross revenues. Indicate whether these receivables have been fully collected.
52. Disclose whether you offer customers any rights of return or refund and tell us how your revenue recognition policy complies with paragraph 6 of SFAS no. 48. Additionally, disclose whether sale arrangements include any acceptance provisions or trial periods. See
SAB Topic 13(A)(3)(b).
53. We note your disclosure that approximately 60% of your gross product sales were derived from the sale of the products which you manufactured (page 9). Of the approximately 40% of your gross product sales that you do not manufacture, tell us and disclose whether you record these sales gross or net, and why you believe your accounting is appropriate. Your response should address each of the indicators described in EITF 99-19.
Inventory, page F-6
54. Revise to present all categories so that components sum to the total inventory balance. In addition, explain how you account for cost as the inventory is converted into a finished product. See ARB
43 Chapter 4 paragraph 5. Tell us why you have a gross profit margin of 78% and 56% in 2004 and 2003. Describe the cost included in cost of revenue and explain why gross margins improved significantly. Please add disclosure to your md&a that addresses these issues. Depreciation, page F-7
55. We note that you depreciate leasehold improvements over nine years although your lease appears to expire in 2008. Leasehold improvements should be amortized over the remaining lease term or the useful life of the leasehold improvements, whichever is shorter. If you are including renewal periods, explain why you believe that renewal is "reasonably assured" as that term is contemplated by SFAS
13.

Deferred Offering Costs, page F-8
56. Revise to disclose the nature of the costs that are
attributable
to the offering and why you believe deferral is appropriate. That is, indicate why these costs are specific incremental costs directly attributable to a proposed or actual offering of securities.  See
SAB
Topic 5.A.   Also, describe how, and when, you will account for
these
deferred costs if proceeds are not sufficient to offset these costs.

Note 2 - Stockholders` Equity, page F-8
57. We note your statement in the prospectus summary on page 2 that
"unless otherwise indicated, all per share data in this prospectus has been adjusted to reflect the forward stock split" approved on December 31, 2004. Clarify whether the forward stock split has been retroactively presented within the financial statements.

Stock Subscriptions, page F-9
58. With regard to the $115,250 received for stock to be issued in the future we have the following comments:
* Disclose the number of shares that were subscribed for and the identity of the investor(s).
* Tell us how you have considered these shares in your computations of EPS and how your accounting complies with SFAS No. 128. Refer to
Appendix A, paragraph 64.
* To the extent that subscribing investors have the right to cancel their subscriptions and receive a refund of their subscription payment, amounts should be classified as a liability until the shares are issued.

Note 5 - Related Party Transactions, page F-9
59. With regard to your related party disclosures, revise to:
* identify the three officers to whom the Company`s note is payable;
* identify the officer who controls the Phybiosis partnership;
* identify the officer with the ownership interest in Naprodis, S.A.R.L. and the percentage ownership held; and
* make requisite changes to update your disclosure or provide the supplemental responses requested in comments 3, 16 and 38.

Back Cover
60. Please advise why you have determined not to include a dealer prospectus delivery legend.

Part II-Information Not Required in Prospectus
Identification of Officers and Directors..., page 28
61. Please consider disclosing the provisions of Article VIII of your
Bylaws.

Recent Sales of Unregistered Securities, page 28
62. With respect to your issuances to sophisticated investors pursuant to Section 4(2), please briefly address the access to information afforded to them.
63. Explain the statement in Note 2 to the financial statements that
Naprodis received $155, 250 for stock to be issued in the future.

Signatures
64. If true, please identify all the capacities in which Paul
Petit
is signing the registration statement, including, if true, in the capacity of controller or principal accounting officer. See instructions for signatures to Form SB-2.

Exhibits
65. Please advise why you have not filed your short-term notes payable to executive officers or lease agreement.

* * * * *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



























	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tamara Tangen, Staff Accountant, at (202)
942-
1987 or Stephen Krikorian, Accounting Branch Chief, at (202) 942-
2959
if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam
Halper at (202) 824-5523 or the undersigned at (202) 942-1800.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:	William T. Hart
	Hart & Trinen, LLP
	1624 Washington St.
	Denver, Colorado 80203
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Naprodis, Inc.
February 11, 2005
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